SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             SMARTSERV ONLINE, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                       -----------------------------------
                                 (CUSIP Number)

                                January 23, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- ------------------------------------------------------------------------------
CUSIP No.  N/A
- ------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         Kevin B. Kimberlin
- ------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [  ]
                                                            (b) [ X]
- ------------------------------------------------------------------------------
3.       SEC USE ONLY
- ------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen
- ------------------------------------------------------------------------------
         NUMBER OF      5.  SOLE VOTING POWER                       477,500
         SHARES         --------------------------------------------------------
         BENEFICIALLY   6.  SHARED VOTING POWER                           0
         OWNED BY       --------------------------------------------------------
         EACH           7.  SOLE DISPOSITIVE POWER                  477,500
         REPORTING      --------------------------------------------------------
         PERSON WITH    8.  SHARED DISPOSITIVE POWER                      0
- ------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         477,500
- ------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [  ]
- ------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.39%
- ------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
                    IN
- ------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                           SmartServ Online, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           1 Station Place
                           Stamford, CT  06902
Item 2.

         (a)      Name of Person Filing:

                           Kevin B. Kimberlin


         (b)      Address of Principal Business Office:

                  c/o      535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c)      Citizenship:

                           Kevin B. Kimberlin is a citizen of the United
                           States.

         (d)      Title of Class of Securities:

                           Common Stock, $.01 par value

         (e)      CUSIP Number:

                  N/A

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), check the status of the person filing

               Not applicable.

Item 4.  Ownership

         (a)      Amount beneficially owned:

                           477,500

         (b)      Percent of class:

                           17.39%

         (c)      Number of shares as to which the person has

                  (i)  Sole power to vote or to direct the vote:

                            477,500

                  (ii) Shared power to vote or direct the vote:

                            0

                  (iii)Sole   power  to   dispose   or  direct  the
                       disposition of:

                            477,500

                  (iv) Shared power to dispose or to direct the disposition of:

                            0

                  Pursuant to a Settlement Agreement, dated June 28, 1999 (the "Settlement Agreement"), among SmartServ Online, Inc., Spencer Trask Securities, Inc. and Kevin Kimberlin Partners, L.P. ("KKP"), and prior agreements referred to in the Settlement Agreement, KKP, a Delaware limited partnership, of which the reporting person is the sole general partner, received, on January 23, 2000, a direct issuance of 427,500 warrants from the Issuer to purchase common stock of the Issuer.

                  Pursuant to the Settlement Agreement, Spencer Trask Holdings, Inc., a Delaware corporation, of which the reporting person is the controlling shareholder, received, on January 25, 2000, a direct issuance of 50,000 warrants from the Issuer to purchase common stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class

                           Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                           Not Applicable.

Item 8.  Identification and Classification of Members of the Group

                           Not Applicable.

Item 9.  Notice of Dissolution of Group

                           Not Applicable.

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2000


                                             /s/ Kevin B. Kimberlin
                                            __________________________________
                                                 Kevin B. Kimberlin








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